Exhibit 12

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Half 2017
Earnings
Income before income taxes	$1,100
Add/(Deduct):
Equity in net income of affiliated companies	(15)
Dividends from affiliated companies	4
Fixed charges excluding capitalized interest	1,502
Earnings	$2,591

Fixed charges
Interest expense	$1,498
Interest portion of rental expense (a)	4
Total fixed charges	$1,502

Ratios
Ratio of earnings to fixed charges	1.7
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(a)	One-third of all rental expense is deemed to be interest.